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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)*

                   Under the Securities Exchange Act of 1934


                           REUNION INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 761312-10-7
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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  CUSIP NO. 761312-10-7
            -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    SS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


                            CHARLES E. BRADLEY, JR.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

                            UNITED STATES
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Number of shares beneficially owned by each reporting person with:

                          SOLE VOTING POWER
                     5
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                            0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                            0
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

                            0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

                            IN
------------------------------------------------------------------------------




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ITEM 1.  ISSUER.

     (a) Name of Issuer is Reunion Industries, Inc., a Delaware corporation (the "Issuer")

     (b) Address of Issuer's Principal Executive Offices is 11 Stanwix Street, Suite 1400, Pittsburgh, PA 15222.


ITEM 2.  REPORTING PERSON.

     (a) Name of person filing this Schedule 13G is Charles E. Bradley, Jr. (the "Reporting Person").

     (b) Address of Reporting Person's principal business office is c/o Consumer Portfolio Services, 16355 Laguna Canyon Road, Irvine, California 92618.

     (c) The Reporting Person is a natural person who is a citizen of the United States.

     (d) This Schedule 13G covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

     (e) The CUSIP Number of the Common Stock is 761312-10-7.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (S)(S)240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

ITEM 4. OWNERSHIP.

     (a) (b) As of December 31, 1999, the Reporting Person was the beneficial owner of 271,280 shares (the "Shares") of the Issuer's Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock. The Reporting Person may be deemed to have or share the power to vote or dispose of the 271,280 shares of Common Stock held by Stanwich Financial Services Corp. directly.

     (c)  Number of Shares as to which the Reporting Person has:

          (i)   Sole power to vote or to direct the vote:   0 shares.

          (ii)  Shared power to vote or to direct the vote:  0 shares.

          (iii) Sole power to dispose or to direct the disposition of:
                0 shares.

          (iv)  Shared power to dispose or to direct the disposition of:
                0 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

         Not applicable.


ITEM 10. CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       June 30, 2000
                                              ----------------------------------
                                                            Date

                                                  /s/ Charles E, Bradley, Jr.
                                              ----------------------------------
                                                          Signature